Filed by Energy Transfer LP Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Crestwood Equity Partners LP Commission File No.: 001-34664 Date: August 22, 2023 Investor Presentation August 2023

Forward-looking Statements / Legal Disclaimer Management of Energy Transfer LP (“Energy Transfer” or “ET”) will provide this presentation to analysts and/or investors at meetings to be held throughout August 2023. At the meetings, members of management may make statements about future events, outlook and expectations related to Panhandle Eastern Pipe Line Company, LP (PEPL), Sunoco LP (SUN), USA Compression Partners, LP (USAC), and ET (collectively, the Partnerships), and their subsidiaries and this presentation may contain statements about future events, outlook and expectations related to the Partnerships and their subsidiaries, all of which statements are forward- looking statements. This presentation includes certain forward looking non-GAAP financial measures as defined under SEC Regulation G, including estimated adjusted EBITDA. Due to the forward-looking nature of the aforementioned non-GAAP financial measures, management cannot reliably or reasonably predict certain of the necessary components of the most directly comparable forward-looking GAAP measures without unreasonable effort. Accordingly, we are unable to present a quantitative reconciliation of such forward-looking non-GAAP financial measures to their most directly comparable forward-looking GAAP financial measures. All references in this presentation to capacity of a pipeline, processing plant or storage facility relate to maximum capacity under normal operating conditions and with respect to pipeline transportation capacity, is subject to multiple factors (including natural gas injections and withdrawals at various delivery points along the pipeline and the utilization of compression) which may reduce the throughput capacity from specified capacity levels. Forward-Looking Statements This presentation contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address future business and financial events, conditions, expectations, plans or ambitions, and often include, but are not limited to, words such as “believe,” “expect,” “may,” “will,” “should,” “could,” “would,” “anticipate,” “estimate,” “intend,” “plan,” “seek,” “see,” “target” or similar expressions, or variations or negatives of these words, but not all forward-looking statements include such words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of the Partnerships and Crestwood Equity Partners LP (“Crestwood” or “CEQP”), that could cause actual results to differ materially from those expressed in such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: the completion of the proposed transaction between Energy Transfer and Crestwood on anticipated terms and timing, or at all, including obtaining regulatory approvals that may be required on anticipated terms and Crestwood unitholder approval; anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations and other conditions to the completion of the merger, including the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; the ability of Energy Transfer and Crestwood to integrate the business successfully and to achieve anticipated synergies and value creation; potential litigation relating to the proposed transaction that could be instituted against Energy Transfer, Crestwood or the directors of their respective general partners; the risk that disruptions from the proposed transaction will harm Energy Transfer’s or Crestwood’s business, including current plans and operations and that management’s time and attention will be diverted on transaction-related issues; potential adverse reactions or changes to business relationships, including with employees suppliers, customers, competitors or credit rating agencies, resulting from the announcement or completion of the proposed transaction; rating agency actions and Energy Transfer and Crestwood’s ability to access short- and long-term debt markets on a timely and affordable basis; legislative, regulatory and economic developments, changes in local, national, or international laws, regulations, and policies affecting Energy Transfer and Crestwood; potential business uncertainty, including the outcome of commercial negotiations and changes to existing business relationships during the pendency of the proposed transaction that could affect Energy Transfer’s and/or Crestwood’s financial performance and operating results; certain restrictions during the pendency of the merger that may impact Crestwood’s ability to pursue certain business opportunities or strategic transactions or otherwise operate its business; acts of terrorism or outbreak of war, hostilities, civil unrest, attacks against Energy Transfer or Crestwood, and other political or security disturbances; dilution caused by Energy Transfer’s issuance of additional units representing limited partner interests in connection with the proposed transaction; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the impacts of pandemics or other public health crises, including the effects of government responses on people and economies; changes in the supply, demand or price of oil, natural gas, and natural gas liquids; those risks described in Item 1A of Energy Transfer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission (the “SEC”) on February 17, 2023, and its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K; those risks described in Item 1A of Crestwood’s Annual Report on Form 10-K, filed with the SEC on February 27, 2023, and its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K; and those risks that will be more fully described in the registration statement on Form S-4 and accompanying proxy statement/prospectus that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement and the proxy statement/prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Energy Transfer and Crestwood caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this presentation. Neither Energy Transfer nor Crestwood assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Neither future distribution of this presentation nor the continued availability of this presentation in archive form on Energy Transfer’s or Crestwood’s website should be deemed to constitute an update or re-affirmation of these statements as of any future date. Important Information about the Transaction and Where to Find It In connection with the proposed transaction between Energy Transfer and Crestwood, Energy Transfer and Crestwood will file relevant materials with the SEC, including a registration statement on Form S-4 filed by Energy Transfer that will include a proxy statement of Crestwood that also constitutes a prospectus of Energy Transfer. A definitive proxy statement/prospectus will be mailed to unitholders of Crestwood. This presentation is not a substitute for the registration statement, proxy statement or prospectus or any other document that Energy Transfer or Crestwood (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF ENERGY TRANSFER AND CRESTWOOD ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus (when they become available), as well as other filings containing important information about Energy Transfer or Crestwood, without charge at the SEC’s website, at http://www.sec.gov. Copies of the documents filed with the SEC by Energy Transfer will be available free of charge on Energy Transfer’s website at www.energytransfer.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by directing a request to Investor Relations, Energy Transfer LP, 8111 Westchester Drive, Suite 600, Dallas, TX 75225, Tel. No. (214) 981-0795 or to investorrelations@energytransfer.com. Copies of the documents filed with the SEC by Crestwood will be available free of charge on Crestwood’s website at www.crestwoodlp.com under the tab “Investors” and then under the tab “SEC Filings” or by directing a request to Investor Relations, Crestwood Equity Partners LP, 811 Main Street, Suite 3400, Houston, TX 77002, Tel. No. (832) 519-2200 or to investorrelations@crestwoodlp.com. The information included on, or accessible through, Energy Transfer’s or Crestwood’s website is not incorporated by reference into this presentation. Participants in the Solicitation Energy Transfer, Crestwood and the directors and certain executive officers of their respective general partners may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Crestwood’s general partner is set forth in its proxy statement for its 2023 annual meeting of unitholders, which was filed with the SEC on March 31, 2023, and in its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 27, 2023. Information about the directors and executive officers of Energy Transfer’s general partner is set forth in its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 17, 2023. Additional information regarding the participants in the proxy solicitation and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available. No Offer or Solicitation 2 This presentation is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, issuance, exchange, transfer, solicitation or sale of securities in any jurisdiction in which such offer, issuance, exchange, transfer, solicitation or sale would be in contravention of applicable law. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

What's New?

ENERGY TRANSFER

Operational	Financials	Strategic
➢ Midstream gathered volumes reached a new record in Q2'23 ➢ NGL transportation and fractionation volumes both reached new records in Q2'23 ➢ Total NGL exports out of both the Nederland and Marcus Hook Terminals reached new records in Q2'23 ➢ In June 2023, placed Bear cryogenic processing plant in the Delaware Basin into service ➢ In discussions to add ~1 Bcf of capacity to Gulf Run Zone 2 via compression, which would require minimal capital investment	➢ Narrowed 2023 Adjusted EBITDA guidance: – Expected Adj. EBITDA: $13.1 – $13.4B ➢ 2023 growth capital[1] guidance (unchanged): ~$2.0B ➢ Announced increase to quarterly cash distribution to $0.31 per unit	➢ Announced plans to acquire Crestwood Equity Partners LP in a $7.1 billion all-equity transaction on August 16, 2023 ➢ S&P upgraded Energy Transfer credit rating to BBB with a stable outlook in August 2023 ➢ On May 2, 2023, Energy Transfer completed the acquisition of Lotus Midstream Operations, LLC ➢ Expect to be at the lower end of 4-4.5x target leverage ratio range[2] going forward ➢ Expect long-term annual growth capital run rate to be between $2B and $3B

1. *Energy Transfer excluding SUN and USA Compression capital expenditures.*
2. *Based on ET's calculation of the Rating Agency leverage ratios*

3

Acquisition of Crestwood Equity Partners LP

Overview of Proposed Transaction

ENERGY TRANSFER

Overview of Merger

- Energy Transfer has executed a definitive agreement to acquire Crestwood at an ~$7.1Bn enterprise value in a 100% all-equity transaction based on a 2.07x exchange ratio
- ET issues ~219 million common units to fund ~$2.7Bn of equity value
- ET rolls over CEQP's ~$2.85Bn of long-term bonds
- Assumes expected cost synergies of ~$40MM per year, representing ~13% of CEQP's 2022 operating & corporate expenses excluding unit-based compensation
  - 50% realized in year one (2024E), and 100% realized after year one (2025E+)
- The transaction is expected to close in the fourth quarter of 2023, subject to the approval of Crestwood's unitholders, regulatory approvals, and other customary closing conditions

Transaction Illustration



Public and Insiders
105,242,300 common units(1)
Preferred Units
$650MM
Public ET
ET Insiders
~89% interest(2)
~11% interest(2)
ET Units, Preferreds
CEQP Units, Preferreds
Energy Transfer LP (ET)
Crestwood Equity Partners LP (CEQP)

(1) As of 7/28/2023, excludes dilutive units
(2) As of 6/30/2023

5

Key Transaction Highlights Immediately Accretive to DCF/Unit Upon Closing Credit Neutrality Driven by All-Equity Deal Diversified and Complementary Assets Drive $40MM+ of Annual Operational and Cost Synergies with Future Opportunities for Financial Synergies Long-term (9+ Years) Contracted Portfolio Supported by Diversified, Blue-Chip, and Investment-Grade Counterparties ~85-90% Fee-Based Margin Business While Extending Value Chain in Key Basins Strategic Transaction Allows Energy Transfer to Further Diversify its G&P Business While Meaningfully Reducing Pro Forma Costs 6

Combination Expected To Benefit All Stakeholders Through Additional Scale and Integration

Strategic Rationale & Transaction Expectations

- CEQP's substantial processing capacity in the Williston and Delaware basins complements ET's significant downstream fractionation capacity at Mont Belvieu and hydrocarbon export capability from both Nederland, Texas and the Marcus Hook complex in Philadelphia, Pennsylvania
  - Transaction extends ET's position in the value chain deeper into the Williston and Delaware basins
- Entry into the Powder River basin through the acquisition of the premier gathering and processing system in the basin
- Commercial synergy potential from the combination of CEQP's Storage and Logistics business and ET's NGL & Refined Products and Crude Oil assets
- Attractive portfolio of accretive organic growth opportunities around CEQP's footprint via new producer drilling and completion activity and numerous private bolt-on / acquisition opportunities around existing regional footprints
- Considerable operational and cost synergies across CEQP's total annual cost base of ~$300MM with opportunities for material reduction upon integration into ET
  - Complementary asset footprints and operational scale in the Delaware and Williston basins offer substantial synergy realization potential
  - Optimization of CEQP's capital structure utilizing ET's investment-grade balance sheet offers opportunity to refinance existing debt at a lower cost of capital

Expect $40MM Annual Run-rate of Cost Synergies Before Additional Benefits of Financial and Commercial Opportunities

7

Diversified U.S. Portfolio of Leading G&P Assets

ENERGY TRANSFER

Expanded operating footprint in oil-weighted basins drives competitive scale and growth opportunities

Key CEQP Assets

- 2.0 Bcf/d gas gathering
- 1.4 Bcf/d gas processing
- 340 MBbls/d crude oil gathering
- 180 MBbls/d crude oil rail terminalling
- 2.1 MMBbls crude oil storage
- 775 MBbls/d produced water gathering
- 10.0 MMBbls NGL storage



Williston Basin
Powder River Basin
NGL Terminal & Storage Assets
Delaware Basin



ET
Pipelines
Fractionator
Terminals
Major Terminals
Processing
Treating
Storage
CEQP
Pipelines
Processing Plants
Compression Station
Trucking
Rail
Pipeline Connection
Storage

Current fundamentals are favorable for increased customer activity in 2024+

Williston Basin

Major Customers	devon, enerPLUS, ExxonMobil, Chord Energy
Dedicated Acres	550,000 Acres
Processing Capacity	430 MMcf/d

Delaware Basin

Major Customers	Mewbourne Oil Company, ConocoPhillips, Marathon Oil, Novo
Dedicated Acres	319,000 Acres
Processing Capacity	550 MMcf/d

Powder River Basin

Major Customers	Continental, OXY
Dedicated Acres	400,000 Acres
Processing Capacity	345 MMcf/d

8

Williston Basin Overview

CEQP is a leading midstream operator in the Williston with gas gathering capacity of 818 MMcf/d, crude gathering capacity of 250 MBbls/d, as well as gas processing capacity of 430 MMcf/d, and a diverse mix of well-capitalized producers

Overview

- Integrated systems consist of integrated crude oil, rich natural gas and produced water gathering systems, as well as natural gas processing, crude oil storage and produced water disposal facilities
- **Arrow System:** multi-product gathering system located on Fort Berthold Indian Reservation
- **Rough Rider System:** multi-product gathering system located across western North Dakota & eastern Montana
- Combined 550K[1] dedicated acres with an average contract tenor of 9 years[1]
- Combined processing capacity of 430 MMcf/d between Bear Den (Arrow) and Wild Basin (Rough Rider) process complexes
- Multiple out-of-basin crude egress points provide producers optionality and flow assurance, including connections to COLT, ET's Bakken Pipeline System, Hiland, Tesoro High Plaines, BakkenLink and Bridger Bakken pipelines

Key Customers[2]

devon | Chord Energy | XTO Energy | enerPLUS

Williston Basin Asset Map



MT
ND
SD
Bakken
Williston
Sheridan
Divide
Burke
Williams
Roosevelt
Mountrail
Richland
McKenzie
McLean
Dunn
Rough Rider System
COLT Hub
Dry Forks Terminal
Arrow CDP
Wild Basin Gas Plant
Bear Den Gas Plant
Arrow System
Dedicated Acreage
CEQP Pipelines
Processing Plant
Terminal
Compressor Station

(1) As of 12/31/2022
(2) Not inclusive of all customers

9

Delaware Basin Overview Fully integrated gathering system creates enhanced competitive advantages for CEQP in some of the most active counties in New Mexico and Texas Overview Delaware Basin Asset Map • Assets include multiple wellhead gas gathering systems, 550 MMcf/d of in-service processing capacity, produced water gathering and disposal NM NM NM systems, and a crude oil gathering system TX TX TX • Combined 319K acres dedicated across highly economic counties in Willow Lake & (1) New Mexico and Texas Sendero (Gas G&P) (1) • Average contract tenor of 9 years • Highly active mix of public and private producers drives accelerated utilization of available processing capacity • Processing plants have access to multiple residue and NGL egress Carlsbad I options providing attractive netbacks and flow assurance to customers & II (2) Key Customers Nautilus Panther Desert (Gas Gathering) (Oil & Water) Hills (Water) Orla 10 (1) As of 12/31/2022 (2) Not inclusive of all customers

Powder River Overview

CEQP continues to realize commercial success leveraging excess capacity at the Bucking Horse Processing Plant to attract new, high-quality customers

Overview

- CEQP is the largest well-head service provider in the Power River Basin with ~400K acres dedicated across Converse County[1]
- Average contract tenor of 13 years[1]
- Expansive, low-pressure gathering system with 345 MMcf/d of processing capacity at Bucking Horse complex
- Long-term agreement with Continental Resources; delineating substantial acreage position targeting multiple highly economic formations
- Continental Express high pressure transportation line connects northwest acreage dedication to Bucking Horse processing complex

Key Customers[2]

Continental Resources

OXY

Powder River Basin Asset Map



WY
SD
NE
CO
Converse
Jackalope System
Niobrara
Bucking Horse
Douglas Rail Facility
Platte
CEQP Pipelines
Processing Plant
Terminal
Compression Station

(1) As of 12/31/2022
(2) Not inclusive of all customers

11

Storage & Logistics Overview

Integrated infrastructure of NGL marketing, storage, terminal & transportation services supported by crude and gas marketing and the COLT Hub

Overview

- NGL Logistics: strategically located storage and terminal assets with 10 MMBbls of storage capacity (primarily Marcellus / Utica) and 13 trucking and rail terminals[1]
    - Pipeline capacity to domestic & international markets, including waterborne exports (ME2, TEPPCO, Dixie)
    - Drivers for incremental margin: infrastructure constraints / disruptions, PADD 1 supply / demand dynamics, heating degree days, seasonal spreads / inventory cycle
    - Represents ~90% of segment EBITDA
- COLT Hub: crude oil facility in the Williston Basin offers rail loading, storage and pipeline connectivity in Williams County, North Dakota
    - 1.2 MMBbls of crude oil storage capacity and 160 MBbls/d of rail loading capacity[1]

Key Customers[2]

Williams
SWN Southwestern Energy
Encino Energy
Marathon
ExxonMobil
PBF Energy

NGL Asset Overview



MN
WI
MI
IA
IL
IN
OH
PA
NY
VT
NH
ME
MA
CT
KS
MO
KY
WV
VA
NC
TN
OK
AR
MS
AL
GA
SC
TX
LA
FL
Alto, MI
Waterloo, IN
Green Springs, OH
Bath, NY
Claremont, NH
Davisville, RI
Montgomery, NY
Schaefferstown, PA
Bridgeton, NJ
Kansas City, MO
TEPPCO (Enterprise)
Seymour, IN
Tirzah / Heath Springs, SC
Rose Hill, NC
Hattiesburg, MS
3rd Party Takeaway Lines
Pipeline Connection
Truck Offloading/Loading
Storage
Rail Offloading
Transportation Office
NGL Marketing Executive Office

(1) As of 12/31/2022
(2) Not inclusive of all customers

12

ET and CEQP Complementary Assets

ENERGY TRANSFER


Crude Oil:
Gathering Lines & Trucks
Storage
Transmission Lines
Storage & Refining
Transmission Lines, Rail, Barge & Trucks
Natural Gas:
End Users:
Industrial
Residential
Petrochemical Feedstock
Transportation
Power Generation
Gathering Lines
Processing & Treating
Transmission Lines
Storage
Transmission Lines
Natural Gas Liquids (NGLs):
Transmission Lines
Fractionation
Storage
Transmission Lines

ENERGY TRANSFER		Crestwood
Gather ~19.8 million MMBtu/d of gas and 863,000 Bbls/d of NGLs produced		Gather ~1.2 million MMBtu/d of gas and ~96,000 Bbls/d of NGLs produced
Transport ~31.4 million MMBtu/d of natural gas via inter and intrastate pipelines		10 million Bbls NGL storage
Fractionate 989 thousand Bbls/d of NGLs	+	340 thousand Bbls/d of crude oil gathering and 2.1 million Bbls of crude oil storage
Transport ~5.3 million Bbls/d of crude oil		180 thousand Bbls/d of crude oil rail terminalling
Capable of exporting ~1.85 million Bbls/d of crude oil and 1.1 million+ Bbls/d of NGLs		

13

Continued Consolidation

ENABLE MIDSTREAM PARTNERS

- **Closed December 2021**
- Assets complementary to ET's interstate and intrastate pipeline system
- Increased gathering and processing footprint in the Midcontinent and added complementary U.S. Gulf Coast infrastructure
- Anchored by strong customers and fee-based contracts
- Immediately accretive to free cash flow and DCF/unit
- At announcement, transaction value represented 6.9x multiple of 2021E run-rate EBITDA

WEX WOODFORD EXPRESS, LLC

- **Closed September 2022**
- Assets extended ET's gas gathering and processing system in the SCOOP play in OK
- Added processing/treating plant and gathering lines directly connected to ET's network
- Anchored by strong customers and fee-based with significant acreage dedications contracts
- Immediately accretive to free cash flow and DCF/unit

LOTUS MIDSTREAM

- **Closed May 2023**
- Assets complementary to ET's crude oil pipeline system
- Increased gathering and processing footprint in the Permian Basin and increased connectivity to major hubs
- Anchored by strong customers and fee-based contracts
- Immediately accretive to free cash flow and DCF/unit

Crestwood Equity Partners LP

- **Announced August 2023[1]**
- Commercial synergy opportunities from the combination of their storage and logistics business with ET's NGL & Refined Product and Crude Oil assets
- Increases G&P footprint in Delaware and Williston Basins
- Provides entry into the Powder River Basin
- Cash flow supported by primarily fixed fee agreements and top-tier customer base
- Immediately accretive to DCF/unit upon closing

(1) The transaction is expected to close in the fourth quarter of 2023, subject to the approval of Crestwood's unitholders, regulatory approvals, and other customary closing conditions

14

Energy Transfer Overview

Energy Transfer – A Truly Unique, Coast-to-Coast Asset Base Marcus Hook Terminal Mont Belvieu Nederland Terminal Compressor Station Asset Overview Natural Gas Storage Natural Gas Liquids (NGLs) Fractionator Crude Terminals Refined Products Processing Houston Terminal Treating Major Terminals Houston Terminal Nederland Terminal Marcus Hook Terminal Cushing Terminal Midland Terminal Eagle Point Terminal Lake Charles Regas 16

Long-Term Capital Allocation Strategy

Illustrative – Based on $7.5B Distributable Cash Flow

- Discretionary cash flow for debt paydown and unit buybacks
- $0.5-$1.5B (up to 20%)

- Growth capital
- (Stated long-term range of $2-3B annual spend; up to 40%)

- Distributions to LP common unitholders ~53%
- Targeting 3-5% annual growth rate


$0.5-1.5B
~7-20%
$4.0B
$2.0-3.0B
~27-40%

Targeting debt to EBITDA ratio at lower end of 4-4.5x stated range. Expect to prioritize unit buybacks once target is achieved.

Note: As of June 30, 2023, $880 million remained available to repurchase under the current authorized unit buyback program.

17

We define Distributable Cash Flow as net income, adjusted for certain non-cash items, less distributions to preferred unitholders and maintenance capital expenditures.

Outlook Supported by Strong, Predominantly Fee-based Core Business ET 2023E Adjusted EBITDA $13.1 - $13.4 billion 2022 to 2023 Adjusted EBITDA Drivers 2023E Adjusted EBITDA Breakout + Volume growth on existing assets Commodity 1 Spread 5-10% + NGL pipeline, fractionation and export activities 0-5% + Lotus acquisition - Lower commodity prices - 2022 one-time items Fee² + Organic Projects ~90% + Gulf Run Pipeline + Grey Wolf Processing Plant + Bear Processing Plant Pricing/spread assumptions based on current futures markets 18 1. Spread margin is pipeline basis, cross commodity and time spreads 2. Fee margins include transport and storage fees from affiliate customers at market rates

Well Balanced Asset Mix Provides Strong Earnings

Q2 2023 Adjusted EBITDA by Segment[1]



SUN, USAC & Other 12%
Crude Oil 22%
Natural Gas Interstate & Intrastate Transportation & Storage 21%
NGL & Refined Products 27%
Midstream (Nat Gas, Crude Oil & NGLs) 18%

Segment	Contract Structure	Strength
Crude Oil	Fees from dedicated acreage, take-or-pay and throughput-based transportation, terminalling and storage	Significant connectivity from Permian, Bakken and Midcon basins to U.S. markets, including Nederland terminal
NGL & Refined Products	Fees from plant dedications and take-or-pay transportation contracts, storage fees and fractionation fees, which are primarily frac-or-pay structures	~60 facilities connected to ET's NGL pipelines, and benefit from recent frac expansions at the Mont Belvieu complex
Natural Gas Interstate Transport & Storage	Fees based on reserved capacity, take-or-pay contacts	Connected to all major U.S. supply basins and demand markets, including exports
Midstream (Gathering & Processing)	Minimum volume commitment (MVC), acreage dedication, utilization-based fees and percent of proceeds (POP)	Significant acreage dedications, including assets in Permian, Eagle Ford, Anadarko and Marcellus/Utica Basins
Natural Gas Intrastate Transport & Storage	Reservation charges and transport fees based on utilization	Largest intrastate pipeline system in the U.S. with interconnects to TX markets, as well as major consumption areas throughout the US

1. *Includes two months contribution from Lotus Acquisition, which closed May 2, 2023*

19

Strong Investment Returns With Shorter Cash Cycle

ENERGY TRANSFER

2023E Growth Capital: ~$2 billion

		% of 2023E
Midstream	• Bear high-recovery cryogenic processing plant • New treating capacity in the Haynesville • Efficiency improvements and emissions reduction projects • Multiple gathering & processing and compression projects (primarily WTX, STX, Northeast)	**~40%**
NGL & Refined Products	• Mont Belvieu Frac VIII • Mont Belvieu fractionation and storage facilities optimization • Nederland LPG facilities optimization • Nederland NGL expansion • Multiple smaller projects	**~30%**
Interstate	• Compression and optimization projects on existing pipelines • New Gulf Run customer connections • Multiple smaller projects	**~15%**
Crude	• Projects associated with Lotus acquisition • New customer pipeline connections	**~10%**
Other[1]	• New customer pipeline connections • Compression and optimization projects on existing pipelines	**~5%**

2023E Maintenance Capital: $740mm - $790mm

1. *Other includes the Intrastate and All Other segments*

20

Growing With Increased Financial Discipline – 2023 A Key Inflection Period

ENERGY TRANSFER

Legacy ET Organic Growth Capital[1]

2018
$4.9B

2023E
~$2B

ET Adjusted EBITDA[2]

2023E
$13.1-$13.4B

2018
$9.5B

Long-term annual growth capital run rate expected to be between $2 billion to $3 billion

[1]Includes ET's proportionate share of JV spend
[2]Adjusted EBITDA includes 100% of ET's EBITDA related to non-wholly-owned subsidiaries

Major growth projects added since 2017

2017	• Bakken Pipeline System* • Trans Pecos/Comanche Trail Pipelines*	• Permian Express 3* • Panther Plant • Arrowhead Plant
2018	• Rover Pipeline* • Frac V • Rebel II Plant	• Arrowhead II Plant • Mariner East 2
2019	• Bayou Bridge Phase II* • Permian Express 4* • Frac VI • Red Bluff Express Pipeline*	• JC Nolan Diesel Pipeline* • Arrowhead III Plant • Panther II Plant
2020	• Frac VII • Mariner East 2X • PA Access • Lone Star Express Expansion	• Orbit Ethane Export Terminal* • LPG Expansions
2021	• Mariner East 2X • PA Access • Cushing South Phase I	• Bakken Optimization* • Permian Bridge
2022	• Mariner East 2 • Ted Collins Link • Cushing South Phase II	• Permian Bridge Phase II • Grey Wolf Processing Plant • Gulf Run Pipeline
2023	• Bear Processing Plant • Frac VIII[3]	• Pipeline optimization projects

*Joint Ventures
[3]Currently under construction

21

Significant Management Ownership – Continued Buying

Since January 2021, Energy Transfer insiders and independent board members purchased approximately 38.5 million units, totaling ~$382 million

Leadership Support

- Executive Chairman (Kelcy Warren) - Open market ET unit purchases since Jan. 2019:
  - ~55mm units or ~$594mm

- Co-CEOs required to hold 6x annual base salary in ET units

Insider Ownership vs Peers



12%
10%
8%
6%
4%
2%
0%
Insider Ownership %
ET
Peers
S&P 500
S&P 500 Energy

Ownership Breakout



Insiders ~11%
Institutions ~38%
Retail ~51%

Management and Insiders significantly aligned with unitholders

Source: Bloomberg/Company Filings
Peer Group: DCP, ENB, EPD, KMI, OKE, TRGP, PAA, WMB, MMP
1. Includes ~$614k paid in tax liability to retain ~181k units associated with the vesting of a Company grant in December 2021

22

Permian Basin Processing Expanding to Meet Growing Demand

Permian Basin plant inlet volumes remain at or near record highs



Gaines
Dawson
Borden
New Mexico
Texas
Eddy
Lea
Andrews
Martin
Howard
Loving
Grey Wolf
Bear
Winkler
Ector
Midland
Glasscock
Culberson
Ward
Crane
Upton
Reagan
Reeves
Pecos
Crockett
Processing Plant (In Progress)
Processing Plant
Gas Gathering Pipeline
NGL Pipeline
Other Natural Gas Pipelines

Permian Basin Footprint

- **Extensive Permian Basin Footprint:**
  - Have significant acreage dedications to ET processing plants in the Permian Basin
- **Permian Bridge Pipeline**
  - Converted ~55 miles of existing 24-inch NGL pipeline to rich-gas service to allow ~200 thousand Mcf/d of rich-gas to move out of the Midland Basin to the Delaware Basin
  - Phase I was placed in service in October 2021 and an expansion was placed into service in Q1 2022
  - Heavily utilizing to provide operational flexibility between processing facilities in the Delaware and Midland Basins
- **Grey Wolf and Bear Processing Plants**
  - 200 MMcf/d cryogenic processing plants
  - Grey Wolf plant placed in service in December 2022; Bear plant placed in service in June 2023
  - Due to significant producer demand, evaluating the necessity and timing of adding another processing plant in the Permian Basin
  - The volumes from the tailgate of these plants will utilize Energy Transfer gas and NGL pipelines for takeaway from the basin

23

Comprehensive Permian Gas Takeaway Solutions
Flexibility to Provide Natural Gas Delivery to Most Market Hubs

Waha Header

- Energy Transfer's Waha header connects to more than 10 different natural gas pipelines, as well as to the TPP header[1], which contains over 6 Bcf of connectivity to all significant markets

Transwestern Pipeline

- 2.1 Bcf/d pipeline
- Bi-directional capabilities with the ability to access Texas and Midcontinent supply hubs, as well as major western markets in Arizona, Nevada and California

Trans-Pecos and Comanche Trail Pipelines

- The Trans-Pecos (TPP) and Comanche Trail Pipelines (CTP) are designed to transport natural gas from Waha to the Texas-Mexico border[1]
- TPP and CTP provide a combined 2.5 Bcf/d of gas takeaway capacity to Mexico


Chicago
Lamar
Perryville
Carthage
Proposed
Warrior Pipeline
Gulf Run Pipeline
San Elizario
Waha
Gillis
Henry Hub
Presidio
Katy
HSC
Agua Dulce

Permian Natural Gas Takeaway Project

- Proposed project would include construction of a new intrastate pipeline from the Midland Basin to ET's extensive pipeline network south of the DFW area
- From there, ET's vast pipeline systems provide significant flexibility to deliver natural gas to premier markets along the Texas Gulf Coast including Katy, Beaumont, and the Houston Ship Channel, as well as to Carthage, with potential deliveries to most major U.S trading hubs and markets

Oasis Pipeline Modernization

- Completed modernization and debottlenecking work on the Oasis Pipeline in Q1 2023
- Added at least an incremental 60,000 Mcf/d of much needed takeaway capacity out of the Permian Basin

Leading Permian Natural Gas franchise provides significant options for long-term takeaway needs

1. *Energy Transfer has a 16% ownership interest in the TPP header, as well as a 16% interest in TPP and CTP*

24

Gulf Run Pipeline
Providing An Efficient Gulf Coast Connection


MRT
MEP
EGT
RIGS
Perryville
SESH
Tiger
Alto
Vernon
Westdale
Zone 1
Carthage
Panola
ETF
HPL
Zone 2
Trunkline
FGT
Starks
Lake Charles LNG
Golden Pass LNG

Gulf Run Pipeline

- Unparalleled access to prolific natural gas producing regions in the U.S. with ability to deliver Haynesville-area gas to Gulf Coast Region
- Zone 1 (formerly Line CP): ~200-mile, interstate pipeline with a capacity of ~1.4 Bcf/d[1]
- Zone 2 (new build): 135-mile, 42" interstate pipeline with a capacity of 1.65 Bcf/d
- Backed by a 20-year commitment for 1.1 Bcf/d with cornerstone shipper Golden Pass LNG (QatarEnergy & ExxonMobil)
- Zone 2 has very limited available capacity in the near term, and is fully subscribed beginning in January 2025
- In discussions to add ~1 Bcf of capacity via compression, which would require minimal capital investment
- Also have the ability to loop Zone 2 to add another ~2 Bcf of capacity, depending on demand

Placed in service YE 2022, on time and on budget

1. *Excludes ~0.4 Bcf/d of capacity leased by EGT' on Zone 1*

25

US Propane and Normal Butane Annual Exports More than 60% of all US propane is currently exported, and ET is bullish that there will be significant growth in international demand for many years to come 2,000,000 1,769,000 1,800,000 1,741,000 1,614,000 1,600,000 1,378,000 1,400,000 1,157,000 1,200,000 1,050,000 1,000,000 909,000 800,000 712,000 600,000 499,000 400,000 332,000 197,000 200,000 - 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 Propane Normal Butane 26 Source: EIA

NGL & Refined Products Segment - A World Leader in NGL Exports ET’s market share of worldwide NGL exports remains at ~20% ET NGL Exports Nederland Terminal 1000 900 800 700 600 500 400 300 200 100 0 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 Expanding industry leading business while capturing future growth opportunities in new markets 27 Source: Internal and Kpler Thousand barrels per day

NGL & Refined Products Segment – Growing Ethane Export Assets

Ethane Export Pipeline and Terminal Facilities


Ethane Export Pipeline
Legend
Orbit Ethane Pipeline
Ring Fenced Orbit Assets
Nederland Terminal
Mont Belvieu Facilities

The Seri Everest VLEC





Orbit JV

- Orbit Joint Venture with Satellite Petrochemical USA Corp includes an ethane export terminal on the U.S. Gulf Coast which provides ethane to Satellite's newly-constructed ethane crackers
- At ET's Nederland Terminal, Orbit constructed:
  - 1.2 million barrel (standard) ethane storage tank
  - ~180,000 barrel per day ethane refrigeration facility
  - 20-inch ethane pipeline originating at ET's Mont Belvieu facilities that provides service to its Nederland export terminal, as well as domestic markets in the region
- ET is the operator of the Orbit assets, and provides storage and marketing services for Satellite
- ET provides Satellite with approximately 150,000 barrels per day of ethane under a long-term, demand-based agreement
  - The second tranche of this agreement went into effect July 1, 2022, and ET loaded the first ship under this agreement in July 2022
- In addition, ET constructed and wholly-owns the infrastructure required to supply ethane to the pipeline and to load ethane onto carriers destined for international markets
- YTD 2023, ET has loaded more than 30 million barrels of ethane out of this facility

28

NGL & Refined Products Segment – Pipeline & Fractionation – Continuing to Expand Leading Asset Base

ENERGY TRANSFER

Lone Star Express Expansion

- 24-inch, 352-mile expansion
- Added incremental NGL pipeline capacity from Lone Star's pipeline system near Wink, Texas to the Lone Star Express 30-inch pipeline south of Fort Worth, Texas
- Completed in Q3 2020

Mont Belvieu Fractionation Expansions

- Total of 7 fractionators at Mont Belvieu; current capacity over 900,000 bbls/d
- 150,000 bbls/d (nameplate) Frac VI went into service in February 2019
- 150,000 bbls/d (nameplate) Frac VII went into service in Q1 2020
- 150,000 bbls/d Frac VIII commissioning is underway with full commercial service around September 1, 2023

Industry leading Permian NGL takeaway capacity of ~1 million bbls/d



Baden
Godley
Ft. Worth, TX
Hattiesburg
Geismar
Sea Robin
Sorrento
Chalmette
LaGrange/Chisholm Plant Complex
Jackson
Kenedy
Asset Overview
ET NGL
ET Justice
ET Liberty
ET Gulf Coast NGL Express
ET Gulf Coast NGL Expansion
ET Gulf Coast NGL/WTX Gateway
ET Spirit
Mont Belvieu to Nederland System
ET Freedom
Nederland Terminal
Mt. Belvieu Fractionation & Storage
Plant
Fractionator
Processing Plant
Storage



ET Mont Belvieu
Frac VI
Fracs IV & V
Frac VIII
Frac VII
Frac I
Frac II
Export De-C2
Frac III

Frac VIII will bring ET's total Mont Belvieu frac capacity to over 1.15 million bbls/d

29

World-Class Export Capabilities – Uniquely Positioned to Serve Global Demand

Total NGL export capacity is over 1.1 million barrels per day


Houston Terminal



Houston Terminal

- 330 acres on Houston Ship Channel
- 18.2 million barrels of crude and heated product storage
- ~850,000 bbls/d of crude export capacity
- 5 ship docks, 7 barge docks
- Rail and truck loading and unloading
- Connectivity to Gulf Coast refining complex
- Pipeline connectivity to all major basins
- Deepwater marine access


Marcus Hook Terminal

Marcus Hook Terminal

- ~800 acre site: inbound and outbound pipeline along with truck, rail and marine capabilities
- ~2 million bbls underground NGL storage; ~4 million bbls refrigerated above-ground NGL storage
- ~1 million bbls crude storage capacity
- ~1 million bbls refined products storage capacity
- 4 export docks accommodate VLGC and VLEC sized vessels
- Recently completed dredging to increase the depth at one dock to 42 feet
- ~400,000 bbls/d of combined LPG and ethane export capacity
- Continue to pursue an optimization project at Marcus Hook that would add incremental ethane refrigeration and storage capacity

Nederland Terminal

- ~2,000 acre site on U.S. Gulf Coast
- ~31 million bbls crude storage capacity; 1.9 million bbls refrigerated propane/butane storage capacity
- 1.2 million bbls (standard) ethane storage tank as part of Orbit joint venture
- ~700,000 bbls/d of combined LPG, ethane and natural gasoline export capacity
- ~1 million bbls/d of crude export capacity
- 6 ship docks (3 NGL, 3 crude capable) and 4 barge docks accommodate Suez Max sized ships
- Rail and truck unloading capabilities
- Space available for further dock and tank expansion and well positioned for future growth opportunities
- FID'd an expansion earlier in 2023 which is expected to add up to 250,000 bbls/d of NGL export capacity; expected in service in mid-2025


Nederland Terminal

30

Lotus Midstream Opportunistic Addition to Permian Pipeline Network Overview Ø On May 2, 2023, Energy Transfer completed the acquisition of Lotus Midstream Operations, LLC for total consideration of $930 million in cash and approximately 44.5 million newly issued common units Ø Integration is going well and continue to discover additional commercial benefits that are in excess of originally anticipated synergies Ø 3,000 miles of active gathering lines which extends to Energy Transfer’s network and provide additional connections to major hubs including Cushing (new to ET), Midland, Colorado City, Wink and Crane (new to ET) Ø Provided strategic bi-directional pipeline with direct connection between the Permian Basin and the strategic Cushing, OK hub Ø Added 2 million barrels of crude oil storage capacity in Midland, TX Ø Included a 5% equity interest in the Wink to Webster Pipeline Ø System supported by long-term, predominantly fixed-fee contracts with significant acreage dedications from active, proven producers Ø Immediately accretive to Free Cash Flow and Distributable Cash Flow per unit Ø Structured to continue Energy Transfer’s positive financial momentum and improving leverage ratios 31 Strategic bolt-on which enhanced ET’s Permian crude oil network

Alternative Energy Group – Leveraging asset base and expertise to develop projects to reduce environmental footprint

ENERGY TRANSFER

Dual Drive Compressors - Established in 2012

- Proprietary technology that allows for switching between electric motors and natural gas engines to drive compressors, and offers the industry a more efficient compression system, helping to reduce greenhouse gas emissions
- In 2021, this technology allowed ET to reduce Scope 1 CO_2 emissions by more than 765,000 tons, a 53% reduction over 2019
- In June 2021, our proprietary Dual Drive Technologies natural gas compression system was awarded a GPA Midstream Environmental Excellence award for its impact on reducing CO_2 emissions

Carbon Capture Utilization and Sequestration

- Currently pursuing projects related to G&P facilities, and evaluating opportunities to capture carbon from ET and third-party facilities in the Northeast and transport CO_2 through existing underutilized ET pipelines near CO_2 sources
- Provide cash flows to Energy Transfer with minimal capital requirements due to structures that allow monetization of federal tax credits
- Continue to make progress on CCS project with CapturePoint related to ET's north Louisiana processing plants, which would provide a compelling solution for Haynesville area carbon capture, and is expected to generate attractive financial returns

Renewable Energy Use

- Approximately 20% of the electrical energy ET purchases originates from a renewable energy source – enough energy to power ~40,000 homes

Renewable Fuels

- Utilizing our extensive gas system, ET is able to safely and reliable transport renewable natural gas (RNG).
- In 2021, ET had 6 RNG interconnects transporting up to 17,650 million cubic feet per day

Solar

- Since 2019, ET has entered into dedicated solar contracts to purchase 108 megawatts of solar power to support the operations of our assets
- Operate approximately 21,000 solar panel-powered metering stations across the country

Repurpose Existing Assets

- Evaluating repurposing extensive acreage in WV, VA, KY and ND to develop solar and wind projects
- Pursuing opportunities to utilize ET's significant asset footprint for the transportation of renewable fuels, CO_2 and other products

- ET and Oxy are working together to obtain long-term commitments of CO_2 from industrial customers in the Lake Charles, LA area.
- If the project reaches FID, ET would construct a CO_2 pipeline to connect the customers to Oxy's sequestration site in Allen Parish, LA.

- Continue to have discussions with third parties related to the development of ammonia facilities at sites on the Gulf Coast where ET has docks with deep water access

32

Corporate Responsibility

ENERGY TRANSFER

Environmental, Health, and Safety

Program Highlights

- **Culture of "safety first, safety always" and a commitment to zero-incidents**
- **Real-time tracking of EHS incidents focused on leading indicators**
- **Significant use of renewable energy in operations**
- Five step risk reduction process for every EHS incident
- Compliance tracking and trending through a comprehensive Environmental Management System
- Support pipeline safety and environmental research through membership in the Pipeline Research Council International (PRCI) and the Intelligent Pipeline Integrity Program (iPIPE), and others
- Member API Environmental Partnership – Voluntary Methane Reduction Program

Program Accomplishments

- **Established an Alternative Energy Group to explore renewable energy projects**
- ~20% of electrical energy purchased by ET on any given day originates from renewable energy sources – enough to power ~40,000 homes
- ESG Metrics reported through EIC/GPA ESG Reporting Template
- 765,000 ton reduction of Scope 1 CO_2 emissions with ET proprietary Dual-drive compressors in 2021, a 53% improvement over 2019
- Continuation of Ducks Unlimited partnership in 2022 with incremental $250k commitment for wetlands restoration
- Energy Transfer's 3,800+ operations personnel are trained and qualified in accordance with pipeline safety regulations and sustain over 64,000 individual qualifications
- Received the American Gas Association's Industry Leader Accident Prevention Award for having a total DART incident rate below the industry average in 2021

Social Responsibility

Program Highlights

- **ET's charitable giving efforts focus on nonprofit organizations across the U.S. In 2021, ET supported more than 250 local and national nonprofits, donating ~$7.4 million**
- **In 2022, Energy Transfer and Sunoco donated nearly $1.9 million to MD Anderson Children's Cancer Hospital**
- **Encourage employees to volunteer time and talents to assist others and to build relationships in their communities. In 2021, more than 1,200 employees volunteered 2,700 total hours of their personal time**
- Comprehensive Stakeholder Engagement Program that promotes proactive outreach and respect for all people, including ongoing support and cooperation with Native American tribes
- Annual distribution of targeted communications materials to critical stakeholders as part of on-going emergency response and public awareness outreach programs
- Adopted America's Natural Gas Transporters' Commitment to Landowners

Program Accomplishments

- **2021 Forbes America's Best Large Employers**
- **Continue to increase number of nonprofit organizations served that are local to Energy Transfer assets**
- Ongoing Native American power agreements, easements, and scholarships
- EVP of U.S. Gas Pipelines named one of Oil and Gas Investor's 25 Influential Women in Energy for 2021
- Leading member of the Pipeline Operators Safety Partnership (POSP) which builds partnerships with emergency responders. Since 2012, ~7,700 emergency responders trained through ET Outreach Programs
- ET's Marketing Terminals division was honored with the 2021 International Liquids Terminal Association's safety excellence award
- In 2022, began partnership with "KPRC 2 Community," to focus on community projects with the greatest impact, including working with Kids' Meals, a Houston-based non-profit to help address hunger and food insecurity for children ages 6 and under
- In 2022, partnered with the Arbor Day Foundation to plant 25,000 trees

Corporate Governance

Program Highlights

- **Review of EHS compliance data by Independent BOD Audit Committee**
- Compensation aligned with business strategies – performance based with retention focus
- Strong enforcement of integrity and compliance standards
- ET Deputy General Counsel serves as Chief Compliance Officer
- Quarterly compliance certifications from senior management
- Alignment of management/unitholders

Program Accomplishments

- **Co-CEO Leadership and Management**
- **Increased transparency with improved website disclosures**
- Annual Senior Management compliance review
- Added resources to oversee and manage compliance
- Significant management ownership > 13% of units
- Website publication of GRI/SASB Index and EIC/GPA Midstream ESG Reporting Template

Ducks Unlimited | The University of Texas MD Anderson Cancer Center Making Cancer History | American Red Cross | Arbor Day Foundation

Annual Engagement Report and ESG Reporting Template available on website at energytransfer.com

33

Appendix

Crude Oil Segment

~14,300 miles of crude oil trunk and gathering lines
~ 1 million barrels per day of Permian crude oil takeaway capacity



Asset Overview
Crude
Terminals
Nederland Terminal
Midland Terminal
Houston Terminal
Cushing Terminal

Note: ET owns a 5% equity interest in the Wink to Webster Pipeline

Crude Oil Pipelines

- Directly connected to 6.8 MMbbls/d (~37%) of domestic refining capacity
- 1.85 MMbbls/d of ET-owned export capacity on USGC
- ET owns and operates substantial interests in the following systems/entities:
  - Bakken Pipeline (36.4%)
  - Bayou Bridge Pipeline (60%)
  - Permian Express Partners (87.7%)
  - White Cliffs (51%)
  - Maurepas (51%)

Crude Oil Acquisition & Marketing

- Crude truck fleet of approximately 360+ trucks, 350+ trailers, and ~166+ offload facilities
- Purchase crude oil at the lease from 3,000+ producers, and in-bulk from aggregators at major pipeline interconnections and trading points
- Market crude oil to refining companies and other traders across asset base
- Optimize assets to capture time and location spreads when market conditions allow

Crude Oil Terminals

- Nederland, TX - ~30 million barrel capacity
- Houston, TX - ~18 million barrel capacity
- Cushing, OK - ~8 million barrel capacity
- Northeast terminals - ~6 million barrel capacity
- Patoka, IL - ~2 million barrel capacity
- Midland, TX terminals - ~3 million barrel capacity

35

NGL & Refined Products Segment



Asset Overview
Natural Gas Liquids (NGLs)
Refined Products
Storage
Fractionator
Terminals
Processing/Treating
Marcus Hook Terminal
Nederland Terminal

Fractionation

- 7 Mont Belvieu fractionators (over 900 Mbpd)
- 150,000 Bbls/d Frac VIII expected in full commercial service around September 1, 2023
- 35 Mbpd Geismar Frac; 30 to 50 Mbpd Marcus Hook C3+ Frac

NGL Storage

- Total NGL storage ~83 million barrels
- ~58 million barrels of NGL storage at Mont Belvieu
- ~10 million barrels of NGL storage at Marcus Hook & Nederland Terminals
- ~8 million barrels of NGL storage at Spindletop
- ~5 million barrels of Butane storage at Hattiesburg

NGL Pipeline Transportation

- ~5,650 miles of NGL pipelines throughout Texas, Midwest, and Northeast
- ~1 MMbpd of Permian NGL Takeaway to Mont Belvieu
  - Lone Star Express – ~900 mile NGL pipeline with ~800 Mbpd capacity (expandable to 900 mbpd with pumps)
  - West Texas Gateway - ~510 mile NGL pipeline with ~240 Mbpd capacity
- Mont Belvieu to Nederland Pipeline System
  - 71-mile propane pipeline with 300 Mbpd capacity, expandable to 450 Mbpd
  - 71-mile butane pipeline with 200 Mbpd capacity
  - 62-mile ethane pipeline with 200 Mbpd, expandable to 450 Mbpd
  - 62-mile natural gasoline pipeline with 30 Mbpd capacity
- Mariner Pipeline Franchise
  - The Mariner East Pipeline System can move 350-375 Mbpd of NGLs (including ethane) to Marcus Hook
  - PA Access provides ~20-25 Mbpd of refined products capacity to PA and NE markets
  - Mariner West Pipeline – 55 Mbpd ethane pipeline to Canada

Orbit[1]

- ~180 Mbpd of ethane export capacity at Nederland Terminal

Refined Products

- ~3,700 miles of refined products pipelines in the northeast, midwest and southwest US markets
- 37 refined products marketing terminals with ~8 million barrels storage capacity

1. JV with Satellite Petrochemical USA Corp

36

Midstream Segment


PA
Asset Overview
Permian
Midcontinent/Panhandle
South Texas
North Central Texas
Ark-La-Tex
Eastern
Processing

~53,500 miles of gathering pipelines with ~11.9 Bcf/d of processing capacity

Midstream Highlights

- Extensive Gathering and Processing Footprint
  - Assets in most of the major U.S. producing basins
- Continued Volume Growth
  - Q2 2023 volumes were a record 19.8 million MMbtu/d primarily due to increased throughput in the majority of our operating regions
- Permian Basin Capacity Additions
  - Plant inlet volumes remained near record highs for Q2 2023
  - Heavily utilizing Permian Bridge pipeline to provide operational flexibility between processing facilities in the Delaware and Midland Basins
  - To meet significant producer demand, recently completed two new processing plants, and continue to evaluate the necessity and timing of adding another processing plant in the Permian Basin

Current ET Processing Capacity

	Bcf/d	Basins Served
Permian	3.0	Permian, Midland, Delaware
Midcontinent/Panhandle	3.6	Granite Wash, Cleveland, SCOOP, STACK
North Texas	0.7	Barnett, Woodford
South Texas	2.4	Eagle Ford. Eagle Bine
North Louisiana	2.0	Haynesville, Cotton Valley
Eastern	0.2	Marcellus Utica

37

Interstate Natural Gas Pipeline Segment


Asset Overview
Transwestern
Panhandle Eastern
EGT
FGT
MRT
SESH
Tiger
Trunkline Gas
Fayetteville Express
Rover
Sea Robin/Stingray
Midcontinent Express
Gulf Run
Storage

~27,000 miles of interstate pipelines with ~32 Bcf/d of throughput capacity and ~164 Bcf/d of working storage capacity

Interstate Highlights

ET's interstate pipelines provide:

- Stability
  - Approximately 95% of revenue derived from fixed reservation fees
- Diversity
  - Access to multiple shale plays, storage facilities and markets
- Growth Opportunities
  - Well-positioned to capitalize on changing supply and demand dynamics
- Gulf Run Pipeline provides natural gas transportation between the Haynesville Shale and Gulf Coast
  - Zone 1 (Formerly Line CP): ~200-mile interstate pipeline with a capacity of ~1.4 Bcf/d[1]
  - Zone 2 (New Build): 135-mile, 42-inch interstate natural gas pipeline with 1.65 Bcf/d of capacity (placed into service in December 2022)
- Zone 2 has very limited available capacity in the near term, and is fully subscribed beginning in January 2025
- In discussions to add ~1 Bcf of capacity via compression, which would require minimal capital investment
- Also have the ability to loop Zone 2 to add another ~2 Bcf of capacity, depending on demand

	PEPL	TGC	TW	FGT	SR	FEP	Tiger	MEP	Rover	Stingray	EGT	MRT	SESH	Gulf Run[1]	Total
Miles of Pipeline	6,300	2,190	2,590	5,380	740	185	200	510	720	290	5,700	1,600	290	335	27,030
Capacity (Bcf/d)	2.8	0.9	2.1	3.9	2.0	2.0	2.4	1.8	3.4	0.4	4.8	1.7	1.1	3.0	32.3
Owned Storage (Bcf)	73.0	13.0	--	--	--	--	--	--	--	--	29.3	48.9	--	--	164.2
Ownership	100%	100%	100%	50%	100%	50%	100%	50%	32.6%	100%	100%	100%	50%	100%	

1. *Excludes ~0.4 Bcf/d of capacity leased by EGT' on Zone 1*

38

Intrastate Natural Gas Pipeline Segment

~ 11,385 miles of intrastate pipelines with ~24 Bcf/d of throughput capacity, and ~88 Bcf/d of working storage capacity


Asset Overview
Trans Pecos/Comanche Trail
ET Fuel
Oasis
Houston Pipeline
Katy
RIGS
Red Bluff Express
EOIT
Storage

Intrastate Highlights

- Well-positioned to capture additional revenues from anticipated changes in natural gas supply and demand in the next five years
- Strategically taken steps to lock in additional volumes under fee-based, long-term contracts with third-party customers
- Completed modernization and debottlenecking work on the Oasis Pipeline, which added more than 60,000 Mcf/d of capacity out of the Permian Basin
- Evaluating Permian Basin takeaway project that would utilize Energy Transfer assets, along with a new build intrastate pipeline from the Midland Basin to Energy Transfer's extensive pipeline network south of Fort Worth, TX, to provide producers with firm capacity to premier markets along the Texas Gulf Coast, as well as throughout the U.S.

Pipeline	Capacity (Bcf/d)	Pipeline (Miles)	Storage (Bcf)	Bi-Directional	Major Connect Hubs
Trans Pecos & Comanche Trail Pipelines	2.5	335	NA	No	Waha Header, Mexico Border
ET Fuel Pipeline	5.2	3,150	11.2	Yes	Waha, Katy, Carthage
Oasis Pipeline	2.0	750	NA	Yes	Waha, Katy
Houston Pipeline System	5.3	3,920	52.5	No	HSC, Katy, Aqua Dulce
ETC Katy Pipeline	2.9	460	NA	No	Katy
RIGS	2.1	450	NA	No	Union Power, LA Tech
Red Bluff Express	1.4	120	NA	No	Waha
EOIT	2.4	2,200	24.0	Yes	OG&E, PSO

39

Scale and Diversity of Cash Flow Enhances Credit Profile

ENERGY TRANSFER

Diverse Cash Flows

- Expected accretion and increased free cash flow will further ET's ability to buy back units and/or increase distribution growth rate
- Pro forma ET maintains a predominantly fee-based cash flow profile
- Limited commodity price exposure within portfolio
- Increases scale in key basins while adding new customers and strengthening contract portfolio of fixed-fee agreements with blue-chip customer base and investment grade counterparties
- ET gains additional exposure across Williston, Delaware and Powder River basins with ~1,270,000 dedicated acres across all basins
- Adds NGL logistics business in the Marcellus / Utica with 10 MMBbls of storage capacity and 13 truck and rail terminals

Credit Impacts from Transaction

- ✓ **Upfront increase to post-distribution free cash flow accelerates ET's deleveraging**
- ✓ **Ability to utilize ET's lower cost of financing, further enhancing future free cash flow**
- ✓ **All-equity, bolt-on acquisition**

All-Equity Transaction | **Leverage Neutral** | **Free Cash Flow Accretive**

40

Cash Flow Supported By Balanced Portfolio With High-Quality Customers Cash flow supported by primarily fixed fee agreements and top-tier customer base; favorable commodity prices drive upside in PoP contracts Contract & Customer Portfolio Commodity Type Contract Type • G&P assets supported by long-term, fixed fee NGLs Variable contracts backed by ~1.3mm acres dedicated 11% Rate (1) from a diverse mix of producers 15% 2023E Revenue Oil & Mix Water • Majority of G&P contracts include inflation Gas Fixed Fee or 30% 59% escalator tied to CPI or a flat, annual rate Take-or-Pay 85% increase • Balanced cash flow mix from natural gas, crude oil, produced water, and NGLs • Diversified NGL marketing & logistics business supported by blue-chip customer base Diversified Customer (1)(2) List 41 (1) As of 12/31/2022 (2) Not inclusive of all customers

Transaction Timeline August 2023 Q3 and Q4 2023 Q4 2023 Ø Sign AgreementØ S-4 registration statement (including Ø Transaction close Crestwood proxy statement) declared Ø Announce Transaction effective by the SEC and file definitive Ø Begin drafting S-4 proxy statement with the SEC registration statement (including Crestwood proxy statement) Ø Begin regulatory approval process 42

Non-GAAP Reconciliations 43

Non-GAAP Reconciliation

Energy Transfer LP
Reconciliation of Non-GAAP Measures*

	2020	2021	2022					2023		Year
	Full Year	Full Year	Q1	Q2	Q3	Q4	Full Year	Q1	Q2	To Date
Net income	$ 140	$ 6,687	$ 1,487	$ 1,622	$ 1,322	$ 1,437	$ 5,868	$ 1,447	$ 1,233	$ 2,680
Interest expense, net	2,327	2,267	559	578	577	592	2,306	619	641	1,260
Impairment losses and other	2,880	21	300	-	86	-	386	1	10	11
Income tax expense (benefit) from continuing operations	237	184	(9)	86	82	45	204	71	108	179
Depreciation, depletion and amortization	3,678	3,817	1,028	1,046	1,030	1,060	4,164	1,059	1,061	2,120
Non-cash compensation expense	121	111	36	25	27	27	115	37	27	64
(Gains) losses on interest rate derivatives	203	(61)	(114)	(129)	(60)	10	(293)	20	(35)	(15)
Unrealized (gains) losses on commodity risk management activities	71	(162)	45	(99)	(76)	88	(42)	130	(55)	75
Losses on extinguishments of debt	75	38	-	-	-	-	-	-	-	-
Inventory valuation adjustments (Sunoco LP)	82	(190)	(120)	(1)	40	76	(5)	(29)	57	28
Impairment of investment in unconsolidated affiliates	129	-	-	-	-	-	-	-	-	-
Equity in (earnings) losses of unconsolidated affiliates	(119)	(246)	(56)	(62)	(68)	(71)	(257)	(88)	(95)	(183)
Adjusted EBITDA related to unconsolidated affiliates	628	523	125	137	147	156	565	161	171	332
Other, net (including amounts related to discontinued operations in 2018)	79	57	59	25	(19)	17	82	5	(1)	4
Adjusted EBITDA (consolidated)	10,531	13,046	3,340	3,228	3,088	3,437	13,093	3,433	3,122	6,555
Adjusted EBITDA related to unconsolidated affiliates	(628)	(523)	(125)	(137)	(147)	(156)	(565)	(161)	(171)	(332)
Distributable Cash Flow from unconsolidated affiliates	452	346	86	82	102	89	359	118	115	233
Interest expense, net	(2,327)	(2,267)	(559)	(578)	(577)	(592)	(2,306)	(619)	(641)	(1,260)
Preferred unitholders' distributions	(378)	(418)	(118)	(117)	(118)	(118)	(471)	(120)	(127)	(247)
Current income tax (expense) benefit	(27)	(44)	41	(11)	(31)	(17)	(18)	(18)	(26)	(44)
Transaction-related income taxes	-	-	(42)	-	-	-	(42)	-	-	-
Maintenance capital expenditures	(520)	(581)	(118)	(162)	(247)	(294)	(821)	(162)	(237)	(399)
Other, net	74	68	5	7	5	3	20	5	5	10
Distributable Cash Flow (consolidated)	7,177	9,627	2,510	2,312	2,075	2,352	9,249	2,476	2,040	4,516
Distributable Cash Flow attributable to Sunoco LP (100%)	(516)	(542)	(142)	(159)	(195)	(152)	(648)	(160)	(173)	(333)
Distributions from Sunoco LP	165	165	41	42	41	42	166	43	44	87
Distributable Cash Flow attributable to USAC (100%)	(221)	(209)	(50)	(56)	(55)	(60)	(221)	(63)	(67)	(130)
Distributions from USAC	97	97	24	24	25	24	97	24	24	48
Distributable Cash Flow attributable to noncontrolling interests in other non-wholly-owned subsidiaries	(1,015)	(1,113)	(317)	(294)	(315)	(314)	(1,240)	(314)	(324)	(638)
Distributable Cash Flow attributable to the partners of Energy Transfer	5,687	8,025	2,066	1,869	1,576	1,892	7,403	2,006	1,544	3,550
Transaction-related adjustments	55	194	12	9	5	18	44	2	10	12
Distributable Cash Flow attributable to the partners of Energy Transfer, as adjusted	$ 5,742	$ 8,219	$ 2,078	$ 1,878	$ 1,581	$ 1,910	$ 7,447	$ 2,008	$ 1,554	$ 3,562

** See definitions of non-GAAP measures on next slide*

44

Non-GAAP Reconciliation Definitions Adjusted EBITDA and Distributable Cash Flow are non-GAAP financial measures used by industry analysts, investors, lenders and rating agencies to assess the financial performance and the operating results of Energy Transfer's fundamental business activities and should not be considered in isolation or as a substitute for net income, income from operations, cash flows from operating activities, or other GAAP measures. There are material limitations to using measures such as Adjusted EBITDA and Distributable Cash Flow, including the difficulty associated with using either as the sole measure to compare the results of one company to another, and the inability to analyze certain significant items that directly affect a company’s net income or loss or cash flows. In addition, our calculations of Adjusted EBITDA and Distributable Cash Flow may not be consistent with similarly titled measures of other companies and should be viewed in conjunction with measurements that are computed in accordance with GAAP, such as segment margin, operating income, net income and cash flow from operating activities. We define Adjusted EBITDA as total partnership earnings before interest, taxes, depreciation, depletion, amortization and other non-cash items, such as non-cash compensation expense, gains and losses on disposals of assets, the allowance for equity funds used during construction, unrealized gains and losses on commodity risk management activities, inventory valuation adjustments, non-cash impairment charges, losses on extinguishments of debt and other non-operating income or expense items. Inventory adjustments that are excluded from the calculation of Adjusted EBITDA represent only the changes in lower of cost or market reserves on inventory that is carried at last-in, first-out (“LIFO”). These amounts are unrealized valuation adjustments applied to Sunoco LP’s fuel volumes remaining in inventory at the end of the period. Adjusted EBITDA reflects amounts for less than wholly-owned subsidiaries based on 100% of the subsidiaries’ results of operations. Adjusted EBITDA reflects amounts for unconsolidated affiliates based on the same recognition and measurement methods used to record equity in earnings of unconsolidated affiliates. Adjusted EBITDA related to unconsolidated affiliates excludes the same items with respect to the unconsolidated affiliate as those excluded from the calculation of Adjusted EBITDA, such as interest, taxes, depreciation, depletion, amortization and other non-cash items. Although these amounts are excluded from Adjusted EBITDA related to unconsolidated affiliates, such exclusion should not be understood to imply that we have control over the operations and resulting revenues and expenses of such affiliates. We do not control our unconsolidated affiliates; therefore, we do not control the earnings or cash flows of such affiliates. Distributable Cash Flow is used by management to evaluate our overall performance. Our partnership agreement requires us to distribute all available cash, and Distributable Cash Flow is calculated to evaluate our ability to fund distributions through cash generated by our operations. We define Distributable Cash Flow as net income, adjusted for certain non-cash items, less distributions to preferred unitholders and maintenance capital expenditures. Non-cash items include depreciation, depletion and amortization, non-cash compensation expense, amortization included in interest expense, gains and losses on disposals of assets, the allowance for equity funds used during construction, unrealized gains and losses on commodity risk management activities, inventory valuation adjustments, non-cash impairment charges, losses on extinguishments of debt and deferred income taxes. For unconsolidated affiliates, Distributable Cash Flow reflects the Partnership’s proportionate share of the investee’s distributable cash flow. On a consolidated basis, Distributable Cash Flow includes 100% of the Distributable Cash Flow of Energy Transfer's consolidated subsidiaries. However, to the extent that noncontrolling interests exist among the Partnership’s subsidiaries, the Distributable Cash Flow generated by our subsidiaries may not be available to be distributed to our partners. In order to reflect the cash flows available for distributions to the partners of Energy Transfer, the Partnership has reported Distributable Cash Flow attributable to the partners of Energy Transfer, which is calculated by adjusting Distributable Cash Flow (consolidated), as follows: • For subsidiaries with publicly traded equity interests, Distributable Cash Flow (consolidated) includes 100% of Distributable Cash Flow attributable to such subsidiary, and Distributable Cash Flow attributable to the our partners includes distributions to be received by the parent company with respect to the periods presented. • For consolidated joint ventures or similar entities, where the noncontrolling interest is not publicly traded, Distributable Cash Flow (consolidated) includes 100% of Distributable Cash Flow attributable to such subsidiaries, but Distributable Cash Flow attributable to the partners reflects only the amount of Distributable Cash Flow of such subsidiaries that is attributable to our ownership interest. For Distributable Cash Flow attributable to partners, as adjusted, certain transaction-related and non-recurring expenses that are included in net income are excluded. 45